UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FS ENERGY TOTAL RETURN FUND

(Name of Issuer)

Class I Common Shares of Beneficial Interest, $0.001 par value

(Title of Class of Securities)

302682 109

(CUSIP Number)

Michael C. Forman

FS Energy Total Return Fund

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Joshua B. Deringer

Elizabeth A. Diffley

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

(215) 988-2700

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS Franklin Square Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 252,418.027(1)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 252,418.027(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,418.027(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN

(1)	Includes 252,418.027 Class I Common Shares of Beneficial Interest, par value $0.001 per share (the “Shares”), of FS Energy Total Return Fund (the “Fund”) held by FSETR SCV Feeder I LLC (“Feeder”), a wholly-owned special purpose finance vehicle of Franklin Square Holdings, L.P. (“FSH”). As the direct parent of Feeder, FSH may be deemed to have shared voting and dispositive power of the Shares held by Feeder.

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS Michael C. Forman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 8,810.781
	8	SHARED VOTING POWER (See Item 5) 148,348.037(2)
	9	SOLE DISPOSITIVE POWER (See Item 5) 8,810.781
	10	SHARED DISPOSITIVE POWER (See Item 5) 148,348.037(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,766.064(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

(2)	Includes 252,418.027 Shares held by Feeder, a wholly-owned special purpose finance vehicle of FSH. As the direct parent of Feeder, FSH may be deemed to have shared voting and dispositive power of the Shares held by Feeder. Mr. Forman and Mr. Adelman each own equal interests in the general partner of FSH, the direct parent of Feeder, and may be deemed to have shared voting and dispositive power of the Shares held by Feeder. Also includes 139,537.256 Shares held by the Forman Family Foundation, of which Mr. Forman is a trustee. As a trustee, Mr. Forman may be deemed to have voting and dispositive power over the shares held by the Forman Family Foundation but is not a beneficiary thereunder.

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS Forman Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Pennsylvania)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 139,537.256(3)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 139,537.256(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,537.256(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

(3)	Includes 139,537.256 Shares held by the Forman Family Foundation, of which Mr. Forman is a trustee. As a trustee, Mr. Forman may be deemed to have voting and dispositive power over the shares held by the Forman Family Foundation but is not a beneficiary thereunder.

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS Jennifer Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 139,537.256(4)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 139,537.256(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,537.256(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON IN

(4)	Includes 139,537.256 Shares held by the Forman Family Foundation, of which Ms. Rice is a trustee. As a trustee, Ms. Rice may be deemed to have voting and dispositive power over the Shares held by the Forman Family Foundation but is not a beneficiary thereunder.

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS David J. Adelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 342,915.765(5)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 342,915.765(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,915.765(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

(5)	Includes 252,418.027 shares held by Feeder, a wholly-owned special purpose finance vehicle of FSH. Mr. Forman and Mr. Adelman each own equal interests in the general partner of FSH, the direct parent of Feeder, and may be deemed to have shared voting and dispositive power of the Shares held by Feeder. Also includes 90,497.738 Shares directly held by Darco Capital, LP (“Darco Capital”). As the general partner of Darco Capital, Darco Capital GP, LLC may be deemed to have shared voting and dispositive power over the Shares beneficially owned by Darco Capital. Mr. Adelman, as the managing member of Darco Capital GP, LLC, the general partner of Darco Capital, may be deemed to have shared voting and dispositive power over Shares beneficially owned by Darco Capital.

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS Darco Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Pennsylvania)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 90,497.738(6)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 90,497.738(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,497.738(6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

(6)	Includes 90,497.738 Shares directly held by Darco Capital. As the general partner of Darco Capital, Darco Capital GP, LLC may be deemed to have shared voting and dispositive power over the Shares beneficially owned by Darco Capital. Mr. Adelman, as the managing member of Darco Capital GP, LLC, the general partner of Darco Capital, may be deemed to have shared voting and dispositive power over Shares beneficially owned by Darco Capital.

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS Darco Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Pennsylvania)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 90,497.738(7)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 90,497.738(7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,497.738(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

(7)	Includes 90,497.738 Shares directly held by Darco Capital. As the general partner of Darco Capital, Darco Capital GP, LLC may be deemed to have shared voting and dispositive power over the Shares beneficially owned by Darco Capital. Mr. Adelman, as the managing member of Darco Capital GP, LLC, the general partner of Darco Capital, may be deemed to have shared voting and dispositive power over Shares beneficially owned by Darco Capital.

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS FSETR SCV Feeder I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 252,418.027
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 252,418.027

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,418.027
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

INTRODUCTORY NOTE

This Amendment No. 2 (the “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D relating to the Class I Common Shares of Beneficial Interest, par value $0.001 per share (the “Shares”), of FS Energy Total Return Fund (the “Fund”), of FS Energy Total Return (the “Fund”), a Delaware statutory trust registered as a closed-end management investment company under the Investment Company Act of 1940 (the “1940 Act”), with its principal executive offices located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112, which was filed jointly by Franklin Square Holdings, L.P., Michael C. Forman, David J. Adelman, the Forman Family Foundation, Jennifer Rice, Darco Capital, LP and Darco Capital GP, LLC, with the SEC on March 27, 2017 and amended on June 30, 2017 (the “Schedule 13D”). The Amendment is being filed to reflect the addition of new reporting persons as well as other changes as described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by the following (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Franklin Square Holdings, L.P., a Delaware limited partnership (“FSH,” doing business as “FS Investments”);

(ii) Michael C. Forman, an individual;

(iii) Forman Family Foundation, a Pennsylvania charitable foundation;

(iv) Jennifer Rice, an individual;

(v) David J. Adelman, an individual;

(vi) Darco Capital, LP, a Pennsylvania limited partnership;

(vii) Darco Capital GP, LLC, a Pennsylvania limited liability company; and

(viii) FSETR SCV Feeder I LLC, a Delaware limited liability company (“Feeder”).

(b)-(c) The principal business address of each Reporting Person is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. FSH’s principal business is conducting, through its registered investment adviser subsidiaries, a leading asset management business dedicated to helping individuals, financial professionals and institutions design better portfolios. The principal business of Darco Capital, LP is investing in securities. The principal business of Darco Capital GP, LLC is performing the functions of and serving as the general partner of Darco Capital, LP . The principal business of the Forman Family Foundation is making charitable gifts for charitable, scientific, medical, educational, religious or literary purposes. Mr. Forman is the Chairman and chief executive officer of FS Investments and has been leading FS Investments since founding it in 2007. Mr. Forman serves as Chairman and chief executive officer of each of the firm’s funds and affiliated investment advisers and chairs most of the fund investment committees. Mr. Adelman is one of the founders of FS Investments and currently serves as Vice Chairman of each of the firm’s funds and most of the affiliated investment advisers. Mr. Adelman is also president and chief executive officer of Campus Apartments, Inc. (“Campus Apartments”), which develops, manages, designs and privately finances more than 220 upscale housing facilities for colleges and universities across the United States. The business address of Campus Apartments is 4043 Walnut Street, Philadelphia, Pennsylvania 19104. Ms. Rice is a member of a number of civic and charitable boards. Feeder was created to hold investment products sponsored by FSH in connection with a financing transaction with Nomura Securities (Bermuda) Ltd. (“Nomura”), as lender, in which Feeder, a wholly-owned special purpose financing subsidiary of FSH, serves as an initial borrower.

(d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Forman and Adelman and Ms. Rice are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” is hereby further amended and supplemented by adding the following paragraph to the end thereof:

“On December 21, 2018, Feeder and certain other funds affiliated with FSH entered into a credit agreement (the “Credit Agreement”) providing for a secured credit facility with Nomura, as lender, in which Feeder serves as an initial borrower. In connection with the transactions contemplated by the Credit Agreement, FSH contributed 252,418.027 Shares of the Fund to Feeder, a wholly-owned special purpose financing subsidiary of FSH, in exchange for an interest in Feeder, at a price equal to $9.80 per Share. In addition, Feeder and certain other affiliated entities entered into a Security Agreement with Nomura, pursuant to which such Feeder granted a security interest in certain of assets and equity interests as collateral to secure obligations under the Credit Agreement.”

Item 4.	Purpose of Transaction.

“Item 4. Purpose of Transaction” is hereby further amended and supplemented by adding the following paragraph(s) to the end thereof:

“The descriptions of the Credit Agreement, contributions and the transactions contemplated thereby contained in Item 3 are hereby incorporated by reference into this Item 4.”

Item 5.	Interest in Securities of the Issuer.

“Item 5. Interest in Securities of Issuer” is hereby amended and restated in its entirety as follows:

(a)-(b)The Reporting Persons’ responses to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Shares beneficially owned by the Reporting Persons are incorporated herein by reference. The Reporting Persons’ responses to Rows 7, 8, 9 and 10 of the cover page of this Schedule 13D that relate to the number of Shares as to which the Reporting Persons have sole or shared voting or dispositive power are incorporated herein by reference. The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons was calculated based on 3,636,779.756 Shares outstanding as of December 28, 2018.

By virtue of the relationship described herein, certain of the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Exchange Act. As a member of a group, the members may be deemed to share voting and dispositive power with respect to, and as a result beneficially own, 491,263.802 Shares beneficially owned by the other members of the group. Such Shares represent 13.5% of the issued and outstanding Shares of the Fund. The filing of this Statement shall not be construed as an admission that the Reporting Person beneficially owns the Shares that may be held at any time and from time to time by any other member of the group.

(c) Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

See attached Amended and Restated Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2018

FRANKLIN SQUARE HOLDINGS, L.P.

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer

By:	/s/ Michael C. Forman
Michael C. Forman

FORMAN FAMILY FOUNDATION

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Trustee

By:	/s/ Jennifer Rice
Jennifer Rice

By:	/s/ David J. Adelman
David J. Adelman

DARCO CAPITAL, LP

By:	Darco Capital GP, LLC, its General Partner

By:	/s/ David J. Adelman
Name:	David J. Adelman
Title:	Authorized Person

DARCO CAPITAL GP, LLC

By:	/s/ David J. Adelman
Name:	David J. Adelman
Title:	Authorized Person

FSETR SCV FEEDER I LLC

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Authorized Person